Filing by Delaware Ivy High Income Opportunities Fund (811-22800)
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Delaware Ivy High Income Opportunities Fund (811-22800)

Press release
PHILADELPHIA, February 23, 2023

For immediate release

Delaware Ivy High Income Opportunities Fund announces final distribution amounts

Today, Delaware Ivy High Income Opportunities Fund (the “Fund”), a New York Stock Exchange-listed closed-end fund trading under the symbol “IVH”, announced that the Fund will make a final distribution of $0.149 per share in connection with the reorganization of the Fund into abrdn Income Credit Strategies Fund (the “Acquiring Fund”), a New York Stock Exchange-listed closed-end fund trading under the symbol “ACP” (the “Reorganization”). The final distribution will be payable March 3, 2023 to common shareholders of record on February 24, 2023 and will be paid out in cash (no dividends will be reinvested). The final Fund distribution will consist of substantially all of the Fund’s undistributed tax-exempt interest income, ordinary income and capital gain net income, if any, earned and anticipated to be earned through the close of business on March 10, 2023. In early 2024, common shareholders of the Fund will receive a Form 1099-DIV for the calendar year 2023 that will tell shareholders how to report these distributions for federal income tax purposes.

The final distribution is being made in connection with an Agreement and Plan of Acquisition (the “Plan of Acquisition”) providing for (i) the acquisition by the Acquiring Fund of substantially all of the assets of the Fund, in exchange for newly issued common shares of the Acquiring Fund; (ii) the distribution of such newly issued common shares of the Acquiring Fund to holders of common shares of the Fund; and (iii) the dissolution of the Fund thereafter. The Plan of Acquisition was approved by shareholders at the Special Meeting of Shareholders held on November 9, 2022, and the transaction is currently anticipated to close on or about March 10, 2023 at approximately 5:00 pm ET. Following completion of the acquisition, the Fund will be delisted.

In connection with the Agreement and Plan of Reorganization, the Fund has filed relevant materials with the U.S. Securities and Exchange Commission, including a Form N-14 registration statement for the Acquiring Fund that contained a prospectus. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund.

All shareholders are advised to read the proxy statement/prospectus in its entirety because it contains important information regarding the Fund, the Acquiring Fund, the Agreement and Plan of Reorganization, the Board’s considerations in recommending the Agreement and Plan of Reorganization, and related matters. Shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed with the SEC, including the Fund’s most recent annual reports to shareholders, on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. Copies of all of these documents may be obtained upon request without charge by visiting the Fund’s website at delawarefunds.com/closed-end, or by writing to the Fund at 610 Market Street, Philadelphia, PA 19106-2354, or calling 866 437-0252.

About the Fund

Delaware Ivy High Income Opportunities Fund, a non-diversified closed-end fund, is listed on the New York Stock Exchange. The Fund’s investment adviser is Delaware Management Company (“Investment Adviser”), a series of Macquarie Investment Management Business Trust, which is a subsidiary of Macquarie Management Holdings, Inc. (“MMHI”). MMHI is a subsidiary, and subject to the ultimate control, of Macquarie Group Limited. Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US508 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments and renewables, real estate, agriculture & natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.
The Fund’s investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including first- and second-lien secured loans ("Secured Loans"). In addition, the Fund utilizes leveraging techniques in an attempt to obtain a higher return for the Fund. There can be no assurance that the Fund will achieve its investment objective.
Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody’s Investors Service, Inc. ("Moody’s") or below BBB- by either Standard & Poor’s Rating Services ("S&P") or Fitch, Inc. ("Fitch"), or comparably rated by another nationally recognized statistical rating organization ("NRSRO")), or unrated but judged by the Adviser, to be of comparable quality. "Managed Assets" means the Fund’s total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage minus liabilities other than the aggregate indebtedness entered into for purposes of leverage. The Fund may invest 100% of its Managed Assets in fixed income instruments and securities issued by foreign issuers, and up to 25% of its Managed Assets in fixed income instruments and securities of issuers in emerging markets. Such foreign instruments may be U.S. currency denominated or foreign currency denominated. Under normal market conditions the Fund’s investments will consist predominantly of high yield bonds and/or Secured Loans; however, the Fund’s investments in fixed income instruments also may include, to a lesser extent, debentures, notes, commercial paper, investment grade bonds, loans other than secured loans, including unsecured loans and mezzanine loans, and other similar types of debt instruments, as well as derivatives related to or referencing these types of securities and instruments. The Fund will not invest in collateralized loan obligations or collateralized debt obligations. The Fund will seek to dynamically adjust and hedge its duration depending on the market opportunities available. Under normal circumstances, the dollar-weighted average portfolio duration of the Fund will generally range between zero and seven years.
The price of the Fund’s shares will fluctuate with market conditions and other factors. Closed-end funds frequently trade at a discount from their net asset values (NAVs), which may increase an investor’s risk of loss. At the time of sale, shares may have a market price that is below NAV and may be worth less than the original investment upon their sale.
The Fund’s investments in below investment grade securities (commonly referred to as "high yield securities" or "junk bonds") may carry a greater risk of nonpayment of interest or principal than higher rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market.
1 As of September 30, 2022
Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this press release is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this press release relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

Contacts
Investors	Media contact
Computershare	Lee Lubarsky
866 437-0252	347 302-3000
delawarefunds.com/closed-end	Lee.Lubarsky@macquarie.com

© 2023 Macquarie Management Holdings, Inc.